BANKRATE, INC.

477 Madison Avenue, Suite 430

New York, New York 10022

November 20, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:Jennifer Thompson

Lisa Sellars

RE:Bankrate, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed June 18, 2015

File No. 001-35206

Dear Ms. Thompson:

Please find below the responses of Bankrate, Inc. (the “Company” or “Bankrate”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of November 6, 2015 (the “Comment Letter”) regarding the Company’s November 2, 2015 response to the Staff’s comment letter dated September 30, 2015 on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 (the “Form 10-K”). Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.

We note your response to comment 4. We do not object to you providing a discussion of the underlying factors that drive changes in your revenues and expenses within your analysis of results at the segment level rather than your analysis of results at the consolidated level. However, we believe that you should provide a more detailed discussion and analysis of the underlying causes of those changes within your segment discussion on results. As one example and not an exhaustive list, we think you should revise your analysis of changes in the Banking segment’s revenue on page 50 to provide management’s insight into why or how each of price and volume increased for your rate table advertising platform, and why the deposits channel was the primary driver of this growth. We believe that providing additional insight from management into why these changes occurred will allow your investors to better assess the likelihood that your historical results are indicative of future results.

We respectfully advise the staff that in our segment discussion on results of operations, prospectively we will provide additional qualitative information to the reader regarding management’s insight into underlying causes of changes in volume and price, such as how changes in mortgage rates or the housing market are impacting traffic volumes, as well as how we believe our various initiatives may be driving growth, such as moving from a one price model to a more dynamic pricing model or enhanced mobile applications.

Financial Statements

Note 7 – Segment Information, Geographic Data and Concentrations, page 88

2.

Your response to comment 7 indicates that you do not believe disclosing revenue by “means of monetization” is useful to your readers. Please tell us in detail how you considered the guidance in ASC 280-10-05-5. Since your management organizes your segments by type of customer (e.g. credit card customers, insurance customers), it remains unclear to us how you have provided the information about revenue by product or service as contemplated by ASC 280-10-05-5 and ASC 280-10-50-40. Please advise.

We respectfully advise the Staff that in considering the guidance in ASC 280-10-05-5, we reviewed our methods of generating revenue, the sources of our revenue and the products or services that we sell and deliver to our customers. We considered that the primary product that we deliver to our customers is the consumer’s inquiry for a banking or credit card product, an insurance policy or for senior care facilities.  We also sell display advertising on our sites and for our print publications, and earn licensing revenue for subscriptions and the sale of research information, which is not significant.

The point at which our compensation is earned varies when we deliver the consumer’s inquiry through a  click, a  call or a lead.  When we deliver the consumer’s inquiry in the form of a  click, after clicking on a desired link the consumer is redirected to the advertiser’s designated landing page and we are paid for the click.  When we deliver the consumer’s inquiry in the form of a call, the consumer calls the advertiser through a phone number provided on one of our sites and we are paid for the call. When we deliver the consumer’s inquiry in the form of a lead, we are paid when we deliver a consumer’s completed lead form to our customer to receive an insurance quote,  or when an approved credit card application results from a lead,  or a senior living move-in results from a lead.

Our Insurance segment generates revenue through consumer inquiries in the form of leads, clicks and calls. Our Banking segment generates revenue primarily through consumer inquiries in the form of clicks,  with additional revenues from display advertising and print publishing and licensing. Our Credit Card and Senior Care segments generate revenue primarily from consumer inquiries in the form of leads that result in approved credit card applications (in the case of the Credit Card Segment) or move-ins to a senior living facility (in the case of the Senior Care Segment), with some additional revenue generation through display advertising.

We respectfully advise the staff that if revenues were presented disaggregated between consumer inquiry, display advertising and print publishing, the table would appear as below, which we will prospectively provide in our annual Form 10-K for 2015. In the table we label consumer inquiry revenue as consumer inquiry, including affiliate and other, so investors can reconcile between the table and the supplemental information that we have provided to investors each quarter related to consumer inquiry traffic acquisition source (the sources being: our owned and operated web sites; our affiliate partners’ web sites; and consumer inquiries from other sources).

	Fiscal year ended December 31,
	2014	2013	2012
(in thousands)
Revenue:
Consumer inquiry, including affiliate and other	$501,532	$413,848	$415,302
Display advertising	38,367	35,738	32,564
Print publishing	5,044	7,350	8,103
	$544,943	$456,936	$455,969

I hereby confirm on behalf of Bankrate, Inc. that:

•	Bankrate, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bankrate, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either James R. Gilmartin,  General Counsel of the Company, or me at (917) 368-8600 if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

Sincerely,

/s/ Steven D. Barnhart

Steven D. Barnhart
Chief Financial Officer
Bankrate, Inc.

cc: James R. Gilmartin, General Counsel